UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

CARAUSTAR INDUSTRIES, INC.

(Company)

AUSTELL HOLDING COMPANY, LLC

CAMDEN PAPERBOARD CORPORATION

CARAUSTAR, G.P

CARAUSTAR CUSTOM PACKAGING GROUP, INC.

CARAUSTAR CUSTOM PACKAGING GROUP (MARYLAND), INC.

CARAUSTAR INDUSTRIAL AND CONSUMER PRODUCTS GROUP, INC.

CARAUSTAR MILL GROUP, INC.

CARAUSTAR RECOVERED FIBER GROUP, INC.

CHICAGO PAPERBOARD CORPORATION

FEDERAL TRANSPORT, INC.

GYPSUM MGC, INC.

HALIFAX PAPER BOARD COMPANY, INC.

MCQUEENEY GYPSUM COMPANY

MCQUEENY GYPSUM COMPANY, LLC

PARAGON PLASTICS, INC.

PBL INC.

RECCMG, LLC

SPRAGUE PAPERBOARD, INC.

(Guarantors)

(Name of applicants)

Caraustar Industries, Inc.

5000 Austell Powder Springs Road, Suite 300

Austell, Georgia 30106-3227

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

TITLE OF CLASS	AMOUNT
Senior Secured Notes due 2014	$85,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the Effective Date under the Joint Plan of

Reorganization

Name and address of agent for service:

Wilma E. Beaty, Esq. Vice President, General Counsel and Secretary Caraustar Industries, Inc. 5000 Austell Powder Springs Road, Suite 300 Austell, Georgia 30106-3227	James A. Pardo, Jr., Esq. King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of obligor.

GENERAL

1.	General Information.

(a) Form of organization. Caraustar Industries, Inc. (the “Company”) is a corporation. Austell Holding Company, LLC is a limited liability company; Camden Paperboard Corporation is a corporation; Caraustar, G.P. is a general partnership; Caraustar Custom Packaging Group, Inc. is a corporation; Caraustar Custom Packaging Group (Maryland), Inc. is a corporation; Caraustar Industrial and Consumer Products Group, Inc. is a corporation; Caraustar Mill Group, Inc. is a corporation; Caraustar Recovered Fiber Group, Inc. is a corporation; Chicago Paperboard Corporation is a corporation; Federal Transport, Inc. is a corporation; Gypsum MGC, Inc. is a corporation; Halifax Paper Board Company, Inc. is a corporation; McQueeney Gypsum Company is a corporation; McQueeny Gypsum Company, LLC is a limited liability company; Paragon Plastics, Inc. is a corporation; PBL Inc. is a corporation; RECCMG, LLC is a limited liability company; and Sprague Paperboard, Inc. is a corporation (collectively, the “Guarantors”).

(b) State or other sovereign power under the laws of which organized. The Company is currently incorporated in the State of North Carolina; however, pursuant to the Plan (as defined below), the Company will reincorporate in the State of Delaware as of the Plan Effective Date (as defined below). Caraustar Custom Packaging Group, Inc., Caraustar Industrial and Consumer Products Group, Inc., Caraustar Recovered Fiber Group, Inc., Gypsum MGC, Inc., McQueeney Gypsum Company, McQueeny Gypsum Company, LLC, and PBL Inc. are organized under the laws of the State of Delaware. Austell Holding Company, LLC and RECCMG, LLC are organized under the laws of the State of Georgia. Camden Paperboard Corporation is organized under the laws of the State of New Jersey. Caraustar, G.P. and Paragon Plastics, Inc. are organized under the laws of the State of South Carolina. Caraustar Custom Packaging Group (Maryland), Inc. is organized under the laws of the State of Maryland. Caraustar Mill Group, Inc. and Federal Transport, Inc. are organized under the laws of the State of Ohio. Chicago Paperboard Corporation is organized under the laws of the State of Illinois. Halifax Paper Board Company, Inc. is organized under the laws of the State of North Carolina. Sprague Paperboard, Inc. is organized under the laws of the State of Connecticut.

2.	Securities Act Exemption Applicable.

The Company will issue, pursuant to the terms of the Company’s First Amended Joint Plan of Reorganization (as amended or supplemented, the “Plan”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), $85,000,000 aggregate principal amount of Senior Secured Notes due 2014 (the “Notes”) under the indenture to be qualified by this Application for Qualification filed as Exhibit T3C-1 (the “Indenture”), on a pro rata basis to each holder of an Allowed Senior Notes Claim, on the later of the Plan Effective Date and the date of the qualification of the Indenture pursuant to this Application for Qualification. The Company expects that the

Effective Date and the consummation of the transactions contemplated by the Plan will occur on or about August 19, 2009 (the date upon which the Plan becomes effective, the “Plan Effective Date”). On the Plan Effective Date, among other things, the Company will change its domicile from North Carolina to Delaware through a merger with a subsidiary formed under the laws of the State of Delaware. Capitalized terms used herein and which are not otherwise defined herein shall have the meanings ascribed to them in the Plan. A copy of the Plan has been filed as an exhibit to this Application for Qualification as Exhibit T3E-1.

The Company and the Guarantors are relying upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 under Chapter 11 of Title 11 of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The applicants believe that the issuance of the Notes to the holders of Allowed Senior Notes Claims will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates.

As of August 12, 2009

Company Name	Owner	Percentage of Voting Securities or Other Bases of Control of Owner
Austell Holding Company, LLC	Caraustar Industries, Inc.	100%
Camden Paperboard Corporation	Caraustar Industries, Inc.	100%
Caraustar Canada Inc.	Caraustar Industrial and Consumer Products Group, Inc.	49%
	Caraustar Design Tubes, Inc.	51%
Caraustar, G.P.	Caraustar Industries, Inc. Caraustar Industrial and Consumer Products Group, Inc.	99.99 0.01	% %
Caraustar Custom Packaging Group, Inc.	Caraustar Industries, Inc.	100%

Company Name	Owner	Percentage of Voting Securities or Other Bases of Control of Owner
Caraustar Custom Packaging Group (Maryland), Inc.	Caraustar Industries, Inc.	100%
Caraustar Design Tubes, Inc.	Caraustar Industrial Canada, Inc.	100%
Caraustar Industrial and Consumer Products Group, Inc.	Caraustar Industries, Inc.	100%
Caraustar Industrial and Consumer Products Group, Ltd.	Caraustar Industrial and Consumer Products Group, Inc.	100%
Caraustar Industrial Canada, Inc.	Caraustar Industrial and Consumer Products Group, Inc.	100%
Caraustar Mill Group, Inc.	Caraustar Industries, Inc.	100%
Caraustar Recovered Fiber Group, Inc.	Caraustar Industries, Inc.	100%
Chicago Paperboard Corporation	Caraustar Industries, Inc.	100%
Federal Transport, Inc.	Caraustar Industrial and Consumer Products Group, Inc.	100%
Gypsum MGC, Inc.	Caraustar Industries, Inc.	100%
Halifax Paper Board Company, Inc.	Caraustar Industries, Inc.	100%
McQueeney Gypsum Company	Caraustar Industries, Inc.	100%
McQueeny Gypsum Company, LLC	McQueeney Gypsum Company	100%
Paragon Plastics, Inc.	Caraustar Industries, Inc.	100%
PBL Inc.	Caraustar Industries, Inc.	100%
RECCMG, LLC	Caraustar Mill Group, Inc.	100%
Sprague Paperboard, Inc.	Caraustar Industries, Inc.	100%

Certain directors and officers of the applicants may be deemed to be “affiliates” of the applicants by virtue of their positions with the applicants. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be “affiliates” of the applicants commencing on the Plan Effective Date by virtue of their anticipated holdings of voting securities of the applicants to be distributed pursuant to the Plan. See Item 5, “Principal Owners of Voting Securities.”

Except as described herein, the Company does not expect the corporate structure to change from the structure described above as of the Plan Effective Date.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of the applicants.

Pursuant to the Plan, it is expected that the directors and executive officers of the Guarantors will continue to serve in their respective capacities as of the Plan Effective Date.

Company

As of August 12, 2009

As of August 12, 2009, the executive officers and directors of the Company are the following individuals. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Michael J. Keough	President and Chief Executive Officer; Director
Ronald J. Domanico	Senior Vice President and Chief Financial Officer; Director
L. Celeste Bottorff	Director
Daniel P. Casey	Director
Robert J. Clanin	Director
Charles H. Greiner, Jr.	Director
John T. Heald, Jr.	Director
Dennis M. Love	Director
James E. Rogers	Director
Steven L. Kelchen	Senior Vice President, Operations
Gregory B. Cottrell	Vice President, Recovered Fiber Group
William A. Nix, III	Vice President, Finance and Chief Accounting Officer
Barry A. Smedstad	Vice President, Chief Human Resources Officer
Wilma E. Beaty	Vice President, General Counsel and Secretary

Company

As of The Plan Effective Date

Immediately following the Plan Effective Date, in accordance with the Plan, the directors and executive officers of the Company will be the following individuals. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Michael J. Keough	President and Chief Executive Officer; Director
Robert C. Buhrmaster	Director
Jim Chirico	Director
Sarilee K. Norton	Director
Bill Murnane	Director
Ronald J. Domanico	Senior Vice President and Chief Financial Officer
Steven L. Kelchen	Senior Vice President, Operations
Gregory B. Cottrell	Vice President, Recovered Fiber Group
William A. Nix, III	Vice President, Finance and Chief Accounting Officer
Barry A. Smedstad	Vice President, Chief Human Resources Officer
Wilma E. Beaty	Vice President, General Counsel and Secretary

Guarantors

Austell Holding Company, LLC

As of August 12, 2009, Caraustar Industries, Inc. is the sole member of Austell Holding Company, LLC and is expected to continue as the sole member in accordance with the Plan, immediately following the Plan Effective Date. The mailing address for the sole member is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Camden Paperboard Corporation

As of August 12, 2009, the directors and executive officers of Camden Paperboard Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Barry A. Smedstad	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
Michael J. Keough	Vice-President, Assistant Secretary

Caraustar, G.P.

As of August 12, 2009, Caraustar Industries, Inc. and Caraustar Industrial and Consumer Products Group, Inc. are the general partners of Caraustar, G.P. and are expected to continue as the general partners in accordance with the Plan, immediately following the Plan Effective Date. The mailing address for each of the general partners is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Caraustar Custom Packaging Group, Inc.

As of August 12, 2009, the directors and executive officers of Caraustar Custom Packaging Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Barry A. Smedstad	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
William A. Nix	Vice-President, Assistant Secretary

Caraustar Custom Packaging Group (Maryland), Inc.

As of August 12, 2009, the directors and executive officers of Caraustar Custom Packaging Group (Maryland), Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Steven L. Kelchen	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer

Caraustar Industrial and Consumer Products Group, Inc.

As of August 12, 2009, the directors and executive officers of Caraustar Industrial and Consumer Products Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Steven L. Kelchen	Director
Steven L. Kelchen	President, CEO
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
William A. Nix	Vice-President, Assistant Secretary
Michael J. Keough	Vice-President, Assistant Secretary

Caraustar Mill Group, Inc.

As of August 12, 2009, the directors and executive officers of Caraustar Mill Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Barry A. Smedstad	Director
Steven L. Kelchen	President
Gregory A. Bartlett	Vice-President, Sales and Marketing
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer

Caraustar Recovered Fiber Group, Inc.

As of August 12, 2009, the directors and executive officers of Caraustar Recovered Fiber Group, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
Gregory B. Cottrell	Director
Gregory B. Cottrell	President
Wilma Elizabeth Beaty	Vice-President, Secretary
William A. Nix	Assistant Secretary, Treasurer
Ronald J. Domanico	Vice-President, Assistant Secretary
Michael J. Keough	Vice-President, Assistant Secretary

Chicago Paperboard Corporation

As of August 12, 2009, the directors and executive officers of Chicago Paperboard Corporation are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Assistant Secretary
Michael J. Keough	Vice-President, Assistant Secretary

Federal Transport, Inc.

As of August 12, 2009, the directors and executive officers of Federal Transport, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer, Assistant Secretary
Michael J. Keough	Vice-President, Assistant Secretary

Gypsum MGC, Inc.

As of August 12, 2009, the directors and executive officers of Gypsum MGC, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
Michael J. Keough	President, Assistant Secretary
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer, Secretary

Halifax Paper Board Company, Inc.

As of August 12, 2009, the directors and executive officers of Halifax Paper Board Company, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Steven L. Kelchen	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
Michael J. Keough	Vice-President

McQueeney Gypsum Company

As of August 12, 2009, the directors and executive officers of McQueeney Gypsum Company are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
Michael J. Keough	President, Assistant Secretary
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer, Secretary

McQueeny Gypsum Company, LLC

As of August 12, 2009, the directors and executive officers of McQueeny Gypsum Company, LLC are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Michael J. Keough	President, Assistant Secretary
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer, Secretary

Paragon Plastics, Inc.

As of August 12, 2009, the directors and executive officers of Paragon Plastics, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
Michael J. Keough	Vice-President

PBL Inc.

As of August 12, 2009, the directors and executive officers of PBL, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Treasurer
Michael J. Keough	Vice-President

RECCMG, LLC

As of August 12, 2009, Caraustar Mill Group, Inc. is the sole member of RECCMG, LLC and is expected to continue as the sole member in accordance with the Plan, immediately following the Plan Effective Date. The mailing address for the sole member is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Sprague Paperboard, Inc.

As of August 12, 2009, the directors and executive officers of Sprague Paperboard, Inc. are the following individuals, who are expected to continue in office, in accordance with the Plan, immediately following the Plan Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o Caraustar Industries, Inc., 5000 Austell Powder Springs Road, Suite 300, Austell, Georgia 30106-3227.

Name	Office
Wilma Elizabeth Beaty	Director
William A. Nix	Director
Steven L. Kelchen	President
Wilma Elizabeth Beaty	Vice-President, Secretary
Ronald J. Domanico	Vice-President, Secretary, Treasurer
Michael J. Keough	Vice-President, Assistant Secretary

5.	Principal Owners of Voting Securities.

Company

As of August 12, 2009

As of August 12, 2009, the following persons owned more than 10% of the voting securities of the Company:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned (Number of Shares)	Percentage of Voting Securities Owned
Southernsun Asset Management, Inc. 6000 Poplar Avenue, Suite 220 Memphis, TN 38119*	Common Stock	4,670,893	15.8%

*	The amount and nature of the shares beneficially owned are based on a Schedule 13G filed by this stockholder on or about January 12, 2009.

Company

As of The Plan Effective Date

In accordance with the Plan, all of the currently outstanding securities of the Company will be cancelled as of the Plan Effective Date, and the holders of the currently existing senior notes of the Company will receive 100% of the common stock of the reorganized Company. Immediately following the Plan Effective Date, it is expected that funds managed or advised by the following entities will own 10% or more of the authorized and outstanding voting securities of the reorganized Company, as provided in the Plan: AIG Global Investment Corp., 2929 Allen Parkway, Houston, TX 77019 and Wayzata Investment Partners LLC, 701 East Lake Street, Suite 300, Wayzata, MN 55391.

Guarantors

The Company owns, directly or indirectly, all of the voting securities of each of the Guarantors as the date of this application and will continue to own all of the voting securities of the Guarantors immediately following the Plan Effective Date.

UNDERWRITERS

6.	Underwriters.

(a) None of the Company or any of the Guarantors have sold any securities through the use of an underwriter in the last three years.

(b) There are no underwriters of the Notes to be offered.

CAPITAL SECURITIES

7.	Capitalization.

(a) (i) Company.

As of August 12, 2009

The following table sets forth information with respect to each authorized class of securities of the Company as of August 12, 2009:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock of the Company	60,000,000 shares	30,030,279 shares
Preferred Stock of the Company	5,000,000 shares	0
7 3/8% Senior Notes Due 2009	$200,000,000	$189,750,000
7 1/4% Senior Notes Due 2010	$29,000,000	$29,000,000

As of The Plan Effective Date

The following table sets forth information with respect to each authorized class of securities of the Company as of the Plan Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock of the Company	110,000 shares	30,000 shares
Class B Common Stock of the Company	10,000 shares	0 shares
Preferred Stock of the Company	10,000 shares	0 shares
Senior Secured Notes due 2014	$85,000,000	$85,000,000

(ii) Guarantors.

Name of Guarantor and Title of Class	Amount Authorized	Amount Outstanding
Membership Interest of Austell Holding Company, LLC	N/A	N/A
Common Stock of Camden Paperboard Corporation	10,000 shares	100 shares
Partnership Interest of Caraustar, G.P.	N/A	N/A
Common Stock of Caraustar Custom Packaging Group, Inc.	1,000 shares	1,000 shares
Common Stock of Caraustar Custom Packaging Group (Maryland), Inc.	1,000 shares	1,000 shares
Common Stock of Caraustar Industrial and Consumer Products Group, Inc.	1,000 shares	1,000 shares
Common Stock of Caraustar Mill Group, Inc.	100 shares	100 shares
Common Stock of Caraustar Recovered Fiber Group, Inc.	1,000 shares	1,000 shares
Common Stock of Chicago Paperboard Corporation	500,000 shares	1,000 shares
Common Stock of Federal Transport, Inc.	1,000 shares	1,000 shares
Common Stock of Gypsum MGC, Inc.	1,000 shares	100 shares
Common Stock of Halifax Paper Board Company, Inc.	1,000 shares	100 shares
Common Stock of McQueeney Gypsum Company	100 shares	100 shares
Membership Interest of McQueeny Gypsum Company, LLC	N/A	N/A
Common Stock of Paragon Plastics, Inc.	100,000 shares	100,000 shares
Common Stock of PBL Inc.	100 shares	100 shares
Membership Interest of RECCMG, LLC	N/A	N/A
Common Stock of Sprague Paperboard, Inc.	100,000 shares	100 shares

(b) Holders of the common stock, capital stock, or shares, as the case may be, of the Company and each of the Guarantors are entitled to one vote for each share registered in such holders’ name on all matters which such holders are entitled to vote.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C-1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. The following is a general description of certain provisions of the Indenture, and holders of Notes are encouraged to read the entire Indenture because many provisions that will control the rights of holders of the Notes are not described in this analysis. Capitalized terms used in this Item 8 shall have the meanings ascribed to such terms in the Indenture.

(a)	EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

Pursuant to Section 6.01 of the Indenture, the occurrence of any of the following events will constitute an “Event of Default” under the Indenture: (1) the failure by the Company to pay any installment of interest (including defaulted interest) on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days; (2) the failure by the Company to pay all or any part of the principal or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise including, without limitation, payment of the offer price required to be paid in any Change of Control Offer, Event of Loss Offer or Asset Sale Offer, or otherwise; (3) the failure by the Company or any of the Company’s Restricted Subsidiaries after written notice from the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding to comply with the provisions of Sections 4.13 (Asset Sales), 4.19 (Repurchase at the Option of Holders Upon a Change of Control), 4.22 (Events of Loss) or 5.01 (Merger, Consolidation and Sale of Assets) of the Indenture; (4) the failure by the Company or any of the Company’s Restricted Subsidiaries to observe or perform any other covenant or agreement contained in the Indenture or any other Note Document and the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; (5) a default under any mortgage, agreement, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed (other than the Indebtedness evidenced by the Notes) by the Company, any Guarantor or any of the Company’s Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of the Guarantors) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default: (A) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness, after the expiration of any grace period applicable to such Indebtedness on the date of such default (a “Payment Default”), or (B) (x) results in the acceleration of such Indebtedness prior to its stated maturity, or (y) if such Indebtedness is revolving credit Indebtedness that was incurred pursuant to clause (1) of paragraph (b) of Section 4.09 of the Indenture, would permit the holder(s) of such Indebtedness (or an agent on behalf of such holder(s)) to declare such Indebtedness immediately due and payable prior to its express maturity, and in each case, either (i) such Indebtedness was incurred pursuant to clause (1) of paragraph (b) of Section 4.09 of the Indenture or (ii) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (6) failure by the Company or any of the Company’s Restricted Subsidiaries to pay final non-appealable judgments aggregating in excess of $500,000 (to the extent not covered by insurance) at any one time rendered against either or both of the Company or any of the Company’s Restricted Subsidiaries and not stayed, bonded or discharged within 60 days; (7) except as permitted by the Indenture and the other Note Documents, the cessation of effectiveness of any Guarantee of the Note Obligations by any Significant Subsidiary of the Company or the finding by any judicial proceeding that any such Guarantee is unenforceable or invalid in any material respect or the denial or disaffirmation by any Significant Subsidiary in writing of its obligations under its Guarantee; (8) a default by the Company or any Guarantor in the performance of any of their respective obligations under the Collateral Documents, or the failure of any of the representations or warranties contained in the Collateral Documents to be true and correct as of and on the times specified therein, in each case which materially and adversely affects the enforceability, validity, perfection or priority of the Trustee’s Lien on the Collateral or which materially and adversely affects the condition or value of the Collateral, taken as a whole, a repudiation or disaffirmation by the Company or any Guarantor of its obligations under the Collateral Documents or the determination in a judicial proceeding that the Collateral Documents are unenforceable or invalid against the Company or any Guarantor for any reason; (9) the occurrence of any of the following: (A) except as permitted by the Indenture, any Collateral Document ceases for any reason to be fully enforceable; provided, that it will not be an Event of Default under this clause (9)(A) if the sole result of the failure of one or more Collateral Document to be fully enforceable is that any Lien purported to be granted under such Collateral Documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $1.0 million ceases to be an enforceable and perfected Lien, subject only to Permitted Prior Liens and such failure is remedied within 30 days after notice thereof by the Collateral Agent, Trustee or Holders of not less than 25% in aggregate principal amount of Notes than outstanding, or (B) the Company or any other Pledgor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any other Pledgor set forth in or arising under any Collateral Document; (10) the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of the Company’s Restricted Subsidiaries that, when taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or gives written notice of intention to make a proposal under any Bankruptcy Law; (B) consents to the entry of an order for relief against it in an involuntary case or consents to its dissolution or winding up; (C) consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing its inability to pay its debts as they become due or otherwise admits its insolvency in writing; and (11) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of the Company’s Restricted Subsidiaries that, when taken together, would constitute a Significant Subsidiary in an involuntary case; or (B) appoints a receiver, interim receiver, receiver and manager, liquidator, trustee or custodian of the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of the Company’s Restricted Subsidiaries that, when taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of the Company’s Restricted Subsidiaries that, when taken together, would constitute a Significant Subsidiary; or (C) orders the liquidation of the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of the Company’s Restricted Subsidiaries that, when taken together, would constitute a Significant Subsidiary; and such order or decree remains unstayed and in effect for 60 consecutive days.

Pursuant to Section 6.02 of the Indenture, if any Event of Default (other than those of the type described in clause (10) or (11) above) occurs and is continuing, the Trustee may, and the Trustee upon the request of Holders of at least 25% in principal amount of the outstanding Notes shall, or the Holders of at least 25% in principal amount of outstanding Notes may, declare the principal of all the Notes, together with all accrued and unpaid interest, and premium, if any, to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that such notice is a notice of acceleration, and the same shall become immediately due and payable.

In the case of an Event of Default described in clause (10) or (11) above, all outstanding Notes shall become due and payable immediately without any further declaration or other act on the part of the Trustee or the Holders.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

(b)	AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

Pursuant to Section 2.02 of the Indenture, one Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated by the Trustee, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee shall initially authenticate the Notes for original issue on the Issue Date in an aggregate principal amount of $85,000,000 upon a written order of the Company in the form of an Officers’ Certificate of the Company (“Authentication Order”). The Trustee shall authenticate and deliver any additional Notes (or increases in the principal amount of any Notes) as a result of a payment of PIK Interest, for an aggregate principal amount specified in such Authentication Order for such additional Notes (or increases in the principal amount of any Notes) issued or increased hereunder (so long as permitted by the terms of the Indenture, including, without limitation, Section 4.09 of the Indenture), for original issue upon an Authentication Order (other than as provided in Section 2.07 of the Indenture). Each such written order shall specify the amount of the Notes to be authenticated and the date on which the Notes are to be authenticated.

There will be no proceeds resulting from the issuance of the Notes. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

(c)	THE RELEASE OR THE RELEASE AND SUBSTITUTION OF ANY PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The indebtedness evidenced by the Notes is a direct obligation of the Company secured by a first priority lien on all of the assets of the Company and the Guarantors, subject to a Credit Facility granting a senior lien on the Company’s accounts receivable and inventory and all proceeds thereof.

Pursuant to Section 11.03 of the Indenture, subject to certain subsections of Section 11.03 of the Indenture and the Intercreditor Agreement, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents, the Intercreditor Agreement or as provided in the Indenture. In addition, subject to the terms of the Intercreditor Agreement, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the sole cost and expense of the Company) the Collateral Agent shall release (or cause to be released) Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Indenture; provided, that if such sale, conveyance or disposition constitutes an Asset Sale, the Company will apply the Net Asset Sale Proceeds in compliance with Section 4.13 of the Indenture.

Pursuant to Section 11.09 of the Indenture, subject to the Intercreditor Agreement, upon the full and final payment and performance of all Obligations of the Company and the Guarantors under the Indenture, the Notes and the Guarantees or in connection with the discharge of all Obligations under the Notes, the Guarantees and the Indenture as described under Article 8 and Article 12 of the Indenture (including a release of Guarantees under Section 10.05 of the Indenture or designation of a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture), the Trustee shall, at the request of the Company, deliver an Officers’ Certificate to the Collateral Agent stating that such Obligations have been paid in full or discharged, as the case may be, and instruct the Collateral Agent to release the Liens pursuant to the Indenture, the Intercreditor Agreement and the Collateral Documents.

(d)	SATISFACTION AND DISCHARGE.

Pursuant to Section 12.01 of the Indenture, the Indenture will be discharged and will cease to be of further effect as to all Notes and Guarantees issued under the Indenture, when either: (1) all such Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or (2) (A) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, (B) the Company has paid or caused to be paid all sums payable by it under the Indenture and (C) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be; and in the case of either clause (1) or (2): (x) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; and (y) the Company shall have delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture pursuant to Article 12 of the Indenture, the Company’s obligations under Section 7.07 of the Indenture, and if money shall be been deposited with the Trustee pursuant to 12.01(ii)(A) of the Indenture, the obligations of the Trustee under Section 12.03 (Repayment to Company) of the Indenture, shall survive.

(e)	EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

Pursuant to Section 4.04 of the Indenture, the Company and any Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company, the Guarantors and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge after such inquiry the Company, the Guarantors and their respective Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

The Company shall deliver to the Trustee, within 30 days after the Company becomes aware of the occurrence thereof, written notice in the form of an Officers’ Certificate of any Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

Pursuant to Section 13.04 of the Indenture, upon any request or application by the Company to the Trustee to take any action under any provision of the Indenture, the Company shall furnish to the Trustee: (1) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been complied with; and (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Pursuant to Section 13.05 of the Indenture, each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to TIA §314(a)(4)) shall comply with the provisions of TIA §314(e) and shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9.	Other Obligors.

The Company’s obligations with respect to the Notes will be guaranteed by each of the Guarantors.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 22, consecutively.

(b) The statement of eligibility and qualification of Wilmington Trust FSB, the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Amended and Restated Articles of Incorporation of Caraustar Industries, Inc., a North Carolina corporation

Exhibit T3A-2	Articles of Organization of Austell Holding Company, LLC

Exhibit T3A-3	Certificate of Incorporation of Camden Paperboard Corporation

Exhibit T3A-4	Reserved

Exhibit T3A-5	Certificate of Incorporation of Caraustar Custom Packaging Group, Inc.

Exhibit T3A-6	Certificate of Incorporation of Caraustar Custom Packaging Group (Maryland), Inc.

Exhibit T3A-7	Certificate of Incorporation of Caraustar Industrial and Consumer Products Group, Inc.

Exhibit T3A-8	Articles of Incorporation of Caraustar Mill Group, Inc.

Exhibit T3A-9	Certificate of Incorporation of Caraustar Recovered Fiber Group, Inc.

Exhibit T3A-10	Articles of Incorporation of Chicago Paperboard Corporation

Exhibit T3A-11	Articles of Incorporation of Federal Transport, Inc.

Exhibit T3A-12	Certificate of Incorporation of Gypsum MGC, Inc.

Exhibit T3A-13	Articles of Incorporation of Halifax Paper Board Company, Inc.

Exhibit T3A-14	Certificate of Incorporation of McQueeney Gypsum Company

Exhibit T3A-15	Certificate of Formation of McQueeny Gypsum Company, LLC

Exhibit T3A-16	Articles of Incorporation of Paragon Plastics, Inc.

Exhibit T3A-17	Certificate of Incorporation of PBL Inc.

Exhibit T3A-18	Articles of Organization of RECCMG, LLC

Exhibit T3A-19	Certificate of Incorporation of Sprague Paperboard, Inc.

Exhibit T3A-20	Form of Amended and Restated Certificate of Incorporation of Caraustar Industries, Inc., a Delaware corporation

Exhibit T3B-1	Third Amended and Restated Bylaws of Caraustar Industries, Inc., a North Carolina Corporation

Exhibit T3B-2	Operating Agreement of Austell Holding Company, LLC

Exhibit T3B-3	By-laws of Camden Paperboard Corporation

Exhibit T3B-4	General Partnership Agreement of Caraustar, G.P.

Exhibit T3B-5	By-laws of Caraustar Custom Packaging Group, Inc.

Exhibit T3B-6	Amended and Restated Bylaws of Caraustar Custom Packaging Group (Maryland), Inc.

Exhibit T3B-7	Bylaws of Caraustar Industrial and Consumer Products Group, Inc.

Exhibit T3B-8	Regulations of Caraustar Mill Group, Inc.

Exhibit T3B-9	Bylaws of Caraustar Recovered Fiber Group, Inc.

Exhibit T3B-10	Bylaws of Chicago Paperboard Corporation

Exhibit T3B-11	Bylaws of Federal Transport, Inc.

Exhibit T3B-12	Bylaws of Gypsum MGC, Inc.

Exhibit T3B-13	Bylaws of Halifax Paper Board Company, Inc.

Exhibit T3B-14	Bylaws of McQueeney Gypsum Company

Exhibit T3B-15	Reserved

Exhibit T3B-16	Amended and Restated Bylaws of Paragon Plastics, Inc.

Exhibit T3B-17	Bylaws of PBL Inc.

Exhibit T3B-18	Reserved

Exhibit T3B-19	Bylaws of Sprague Paperboard, Inc.

Exhibit T3B-20	Form of Bylaws of Caraustar Industries, Inc., a Delaware corporation

Exhibit T3C-1	Form of Indenture by and among the Company, each Guarantor from time to time party thereto, and Wilmington Trust FSB, as trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1	First Amended Joint Plan of Reorganization of the Company, as filed by the Company with the Bankruptcy Court on June 20, 2009.

Exhibit T3E-2	First Amended Disclosure Statement of the Company, as filed by the Company with the Bankruptcy Court on June 30, 2009

Exhibit T3F-1	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 hereto).

Exhibit 25.1	Form T-1 qualifying Wilmington Trust FSB as Trustee under the Indenture to be qualified pursuant to this Form T-3.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Industries, Inc., a corporation organized and existing under the laws of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR INDUSTRIES, INC., a North Carolina corporation

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President, Finance and Chief Accounting Officer

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Austell Holding Company, LLC, a limited liability company organized and existing under the laws of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

AUSTELL HOLDING COMPANY, LLC, a Georgia limited liability company

By:	Caraustar Industries, Inc., its Sole Member

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President, Finance and Chief Accounting Officer

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary of Caraustar Industries, Inc.,
as the Sole Member of Austell Holding
Company, LLC

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Camden Paperboard Corporation, a corporation organized and existing under the laws of New Jersey, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CAMDEN PAPERBOARD CORPORATION, a New Jersey corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar, G.P., a general partnership organized and existing under the laws of South Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR, G.P., a South Carolina general partnership

By:	Caraustar Industries, Inc., its General Partner

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President, Finance and Chief Accounting Officer

By:	Caraustar Industrial and Consumer Products Group, Inc., its General Partner

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary of Caraustar Industries, Inc.,
as the General Partner of Caraustar, G.P.,
and Secretary of Caraustar Industrial
and Consumer Products Group, Inc.,
as the General Partner of Caraustar, G.P.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Custom Packaging Group, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR CUSTOM PACKAGING GROUP, INC., a Delaware Corporation

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Custom Packaging Group (Maryland), Inc., a corporation organized and existing under the laws of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR CUSTOM PACKAGING GROUP (MARYLAND), INC., a Maryland corporation

By:	/s/ Steven L. Kelchen
Name:	Steven L. Kelchen
Title:	President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Industrial and Consumer Products Group, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR INDUSTRIAL AND CONSUMER PRODUCTS GROUP, INC., a Delaware corporation

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Mill Group, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR MILL GROUP, INC., an Ohio corporation

By:	/s/ Steven L. Kelchen
Name:	Steven L. Kelchen
Title:	President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caraustar Recovered Fiber Group, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CARAUSTAR RECOVERED FIBER GROUP, INC., a Delaware corporation

By:	/s/ William A. Nix, III
Name:	William A. Nix, III
Title:	Treasurer and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Chicago Paperboard Corporation, a corporation organized and existing under the laws of Illinois, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

CHICAGO PAPERBOARD CORPORATION, an Illinois corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Federal Transport, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14 th day of August, 2009.

(SEAL)

FEDERAL TRANSPORT, INC., an Ohio corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Gypsum MGC, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

GYPSUM MGC, INC., a Delaware corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Halifax Paper Board Company, Inc., a corporation organized and existing under the laws of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

HALIFAX PAPER BOARD COMPANY, INC., a North Carolina corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, McQueeney Gypsum Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

MCQUEENEY GYPSUM COMPANY, a Delaware corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, McQueeny Gypsum Company, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

MCQUEENY GYPSUM COMPANY, LLC, a Delaware limited liability company

By:	McQueeney Gypsum Company, its Sole Member

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary of McQueeney Gypsum Company, as the Sole Member of McQueeny Gypsum Company, LLC

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Paragon Plastics, Inc., a corporation organized and existing under the laws of South Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

PARAGON PLASTICS, INC., a South Carolina corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, PBL Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

PBL INC., a Delaware corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, RECCMG, LLC, a limited liability company organized and existing under the laws of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

RECCMG, LLC, a Georgia limited liability company

By:	Caraustar Mill Group, Inc., its Sole Member

By:	/s/ Steven L. Kelchen
Name:	Steven L. Kelchen
Title:	President

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary of Caraustar Mill Group, Inc. as the Sole Member of RECCMG, LLC

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sprague Paperboard, Inc., a corporation organized and existing under the laws of Connecticut, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 14th day of August, 2009.

(SEAL)

SPRAGUE PAPERBOARD, INC., a Connecticut corporation

By:	/s/ Michael J. Keough
Name:	Michael J. Keough
Title:	Vice President and Assistant Secretary

Attest:

By:	/s/ Wilma E. Beaty
Name:	Wilma E. Beaty
Title:	Secretary